UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                           TOMMY HILFIGER CORPORATION
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    G8915Z10
                                 (CUSIP Number)

                               GARY I. SHEFF, ESQ.
                         c/o TOMMY HILFIGER U.S.A., INC.
                               485 FIFTH AVENUE
                            NEW YORK, NEW YORK 10017
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 1, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                                (Page 1 of 20 Pages)

                                 SCHEDULE 13D/A

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                           Page 2 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    AIHL INVESTMENT HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      -0-
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                         Page 3 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     ANASTA HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      -0-
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                         Page 4 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     SPORTSWEAR HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      12,284,374
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       12,284,374
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                          Page 5 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     WESTLEIGH LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      12,284,374
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       12,284,374
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                          Page 6 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        FLAIR INVESTMENT HOLDINGS LIMITED
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        -0-
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      12,284,374
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   -0-
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       12,284,374
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                         Page 7 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     THOMAS J. HILFIGER
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        3,968,548
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      -0-
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   3,968,548
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------------------     ----------------------------------
           CUSIP NO. G8915Z10                          Page 8 of 20 Pages
-----------------------------------------     ----------------------------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     JOEL J. HOROWITZ
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     3      SEC USE ONLY
--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS*
                  AF-OO
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE ORGANIZATION
                     UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
              7    SOLE VOTING POWER
  NUMBER OF        1,337,382
              ------------------------------------------------------------------
   SHARES     8    SHARED VOTING POWER

 BENEFICIALLY      -0-
              ------------------------------------------------------------------
  OWNED BY    9    SOLE DISPOSITIVE POWER
                   1,337,382
   EACH
              ------------------------------------------------------------------
 REPORTING    10   SHARED DISPOSITIVE POWER

 PERSON WITH       -0-
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   17,549,104
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                   [ ]
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.9%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*
                          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 2.   IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:


                    This Statement (Amendment No. 3) is being filed by AIHL Investment Holdings Limited, a British Virgin Islands corporation ("Holdings"), Anasta Holdings Limited, a British Virgin Islands corporation ("Anasta"), Sportswear Holdings Limited, a British Virgin Islands corporation ("Sportswear"), Westleigh Limited, a British Virgin Islands corporation ("Westleigh"), Flair Investment Holdings Limited, a British Virgin Islands corporation ("Flair"), Thomas J. Hilfiger ("Hilfiger") and Joel J. Horowitz ("Horowitz" and, collectively with Holdings, Anasta, Sportswear, Westleigh, Flair and Hilfiger, the "Filing Persons") to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 18, 1998 by the Filing Persons, Pepe Jeans London Corporation, a British Virgin Islands corporation ("PJLC"), Blackwatch Investments Limited, a British Virgin Islands corporation ("Blackwatch"), and AIHL Investment Group Limited, a British Virgin Islands corporation ("AIHL" and, collectively with the Filing Persons, PJLC and Blackwatch, the "Original Filing Persons"), as amended by Amendment Nos. 1 and 2 thereto filed with the Securities and Exchange Commission on August 7, 1998 and September 11, 1998, respectively.

                  Holdings' principal business is investment holdings. The principal business address and the address of the principal office of Holdings is Craigmuir Chamber, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Holdings is directly owned 67.9% by Sportswear, 21.825% by Hilfiger, 7.275% by Horowitz and 3% by Anasta.

                  Anasta's principal business is investment holdings. The principal business address and the address of the principal office of Anasta is The Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The capital stock of Anasta is owned by a revocable trust, the settlor of which is Silas K.F. Chou, the Chairman of the Board of Directors of the Company.

                  Sportswear's principal business is investment holdings. The principal business address and the address of the principal office of Sportswear is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Sportswear is indirectly owned 50% by Westleigh and directly owned 50% by Flair.

                  Westleigh's principal business is investment holdings. The principal business address and the address of the principal office of Westleigh is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Westleigh is ultimately controlled by its directors, Kuang-Piu Chao, Silas K.F. Chou, Ronald K.Y. Chao, a director of the Company, and Susana Chou.

                    Flair's principal business is investment holdings. The principal business address and the address of the principal office of Flair is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. At the time of the transactions described in Item 3, Flair was a wholly-owned subsidiary of Gadwal Limited, a Hong Kong corporation ("Gadwal"). The capital stock of Flair is owned by a trust, of which Lawrence S. Stroll, an executive officer and director of the Company, is the beneficiary.

                  Hilfiger is the Company's Honorary Chairman and Principal Designer. Horowitz is the Company's Chief Executive Officer and President. The Company designs, sources and markets men's and women's sportswear, jeanswear and childrenswear under the TOMMY HILFIGER(R) and other trademarks. The business address for Hilfiger is Tommy Hilfiger U.S.A., Inc., 485 Fifth Avenue, New York, New York 10017. The business address for Horowitz is Tommy Hilfiger U.S.A., Inc., 25 West 39th Street, New York, New York 10018. Each of Hilfiger and Horowitz is a citizen of the United States of America.

                  Set forth in Appendix A attached hereto and incorporated herein by reference are the name, title, business address, principal occupation and address of the business in which the principal occupation is conducted, and citizenship of each executive officer and director of the Filing Persons and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

                  During the last five years, none of the Filing Persons, or, to the knowledge of the Filing Persons, any of the persons listed on Appendix A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

                  On May 8, 1998, PJLC acquired 18,091,860 Ordinary Shares (the "Transaction Shares") in connection with its sale of all of the outstanding shares of capital stock of Pepe Jeans USA, Inc. to Tommy Hilfiger U.S.A., Inc. ("TH USA"), a wholly owned subsidiary of the Company, pursuant to a Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (the "Stock Purchase Agreement") for $730,760,000 in cash and the Transaction Shares. The Stock Purchase
                                       10

Agreement is included as Exhibit (1) hereto and is incorporated herein by reference.

                  Prior to the acquisition of the Transaction Shares by PJLC, Hilfiger owned 20,000 Ordinary Shares previously acquired by him with personal funds. Prior to the acquisition by PJLC of the Transaction Shares, Horowitz owned 21,200 Ordinary Shares previously acquired by him with personal funds.

                  On July 24, 1998, (a) PJLC transferred the Transaction Shares to Blackwatch, (b) Blackwatch transferred the Transaction Shares that it received from PJLC to AIHL and Anasta, and (c) AIHL transferred the Transaction Shares that it received from Blackwatch to Sportswear, Hilfiger and Horowitz.

                  On September 7, 1998, Sportswear, Hilfiger, Horowitz and Anasta transferred all of the Transaction Shares held by them to Holdings.

                  On August 1, 2000, Holdings transferred the Transaction Shares to Sportswear, Hilfiger, Horowitz and Anasta on a pro rata basis in accordance with their respective ownership interests in Holdings. On August 1, 2000, through a series of transfers, the 542,756 Transaction Shares received by Anasta from Holdings were gifted to an unaffiliated third party.

ITEM 4.   PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and restated as follows:

                  PJLC acquired the Transaction Shares for investment purposes in connection with the transactions effected pursuant to the Stock Purchase Agreement.

                  The Filing Persons contemplate that the Transaction Shares may be further transferred among the Filing Persons as permitted under the provisions of the Lock-Up Agreement described in Item 6 below.

                  Other than as described above, none of the Filing Persons has any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Form 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

                  As of August 1, 2000, Holdings and Anasta do not beneficially own any Ordinary Shares.

                  As of August 1, 2000, Sportswear directly beneficially owns 12,284,374 Ordinary Shares, representing 13.2% of the outstanding Ordinary Shares.

                  As of August 1, 2000, each of Westleigh and Flair may be deemed to beneficially own 12,284,374 Ordinary Shares, representing 13.2% of the outstanding Ordinary Shares, through their respective direct or indirect ownership of the capital stock of Sportswear.

                  As of August 1, 2000, Hilfiger directly beneficially owns 3,968,548 Ordinary Shares, representing 4.3% of the outstanding Ordinary Shares.

                  As of August 1, 2000, Horowitz directly beneficially owns 1,337,382 Ordinary Shares, representing 1.4% of the outstanding Ordinary Shares.

                  Except as stated above with respect to the beneficial ownership by Sportswear, Westleigh and Flair of the Ordinary Shares directly beneficially owned by Sportswear, each of the Filing Persons disclaims beneficial ownership of any Ordinary Shares held by any other Filing Person.

                  Sportswear, Westleigh and Flair may be deemed to have shared voting power and shared dispositive power over the Ordinary Shares directly beneficially owned by Sportswear. Each of Hilfiger and Horowitz has sole voting power and sole dispositive power over the Ordinary Shares directly beneficially owned by him. Holdings and Anasta have no voting power or dispositive power over any of the Transaction Shares.

                  Each of Hilfiger, Horowitz, Holdings and Anasta shall hereafter cease to be Filing Persons with respect to this Statement on Schedule 13D.
                                       11

                  Other than as described above in Item 3, none of the Filing Persons or, to the knowledge of the Filing Persons, any of the persons listed in Appendix A hereto, has effected any transactions in the Ordinary Shares during the sixty days preceding the date of this report.

                  Annex A hereto sets forth additional information, to the knowledge of the Filing Persons, as to the beneficial ownership of Ordinary Shares (other than the Transaction Shares) by the persons listed in Annex A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated as follows:

                  Lock-Up Agreement. At the time that the parties entered into the Stock Purchase Agreement, PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Gadwal (which subsequently assigned its rights and obligations thereunder to Flair), Hilfiger and Horowitz entered into a Lock-Up Agreement (the "Lock-Up Agreement") with the Company. Under the Lock-Up Agreement, the Original Filing Persons agreed, with certain exceptions, that prior to May 8, 2000, they would not sell or transfer the Transaction Shares. This transfer restriction did not apply to (1) sales or transfers of 3% of the Transaction Shares (i) to another Original Filing Person or a permitted transferee thereof or (ii) to any person or entity so long as Anasta beneficially owned such shares following the sale or transfer, (2) sales or transfers of the remaining 97% of the Transaction Shares so long as following such sale or transfer such Transaction Shares were beneficially owned 22.5% by Hilfiger, 7.5% by Horowitz, 35% by Westleigh and 35% by Flair, (3) sales or transfers upon Hilfiger's or Horowitz's death or incapacity to their respective legal or personal representatives and (4) transfers or sales in connection with a merger, consolidation or other business combination of the Company. The Original Filing Persons also agreed in the Lock-Up Agreement, subject to certain exceptions, that from May 8, 2000 until May 8, 2003 they will not sell or transfer the Transaction Shares to any person or entity who would, to such Original Filing Person's knowledge, beneficially own, immediately following the sale or transfer, 5% or more of the then outstanding Ordinary Shares.

                  In connection with the transfers to Holdings described above in Item 3 and in accordance with the terms of the Lock-Up Agreement with respect to permitted transfers, Holdings agreed to be bound by the terms and provisions of the Lock-Up Agreement.

                  The provisions of the Lock-Up Agreement providing for the restriction on transfers through May 8, 2000 and the permitted exceptions described above could be amended only with the approval of a majority of votes cast at a meeting of shareholders of the Company (excluding the votes cast by the Original Filing Persons and their affiliates). The Lock-Up Agreement is included as Exhibit (2) hereto and is incorporated herein by reference.

                  Registration Rights Agreement. On May 8, 1998, the Original Filing Persons entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Company. Under the Registration Rights Agreement, the Original Filing Persons, along with their successors and permitted transferees (including Holdings) under the Lock-Up Agreement (collectively, the "Holders") were granted the right to require the Company to register sales by the Holders of the Transaction Shares after May 8, 2000. The Holders are limited to a total of four such demand registrations. Any demand registration must include at least 1,000,000 Transaction Shares (subject to adjustment for stock splits and similar actions involving the Ordinary Shares).

                  In addition, if the Company proposes to file a registration statement under the Securities Act of 1933, as amended, that would also permit registration of the Transaction Shares (with certain exceptions), then the Company will provide the Holders an opportunity to register their Transaction Shares in connection with such registration. The

Registration Rights Agreement is filed as Exhibit (3) hereto and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

(1) Stock Purchase Agreement, dated as of January 31, 1998, by and among the Company, TH USA, Tommy Hilfiger (Eastern Hemisphere) Limited and PJLC (incorporated by reference to Annex A to the Proxy Statement of the Company dated March 30, 1998, filed with the Securities and Exchange Commission on March 30, 1998).

(2) Lock-Up Agreement, dated as of January 31, 1998, by and among the Company, PJLC, Blackwatch, AIHL, Anasta, Sportswear, Westleigh, Flair (as assignee of Gadwal), Hilfiger and Horowitz (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 1, 1998, filed with the Securities and Exchange Commission on April 1, 1998).

(3) Registration Rights Agreement, dated as of May 8, 1998, by and among the Company and the Original Filing Persons (previously filed).

(4)       Joint Filing Agreement (previously filed).

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 4, 2000

AIHL INVESTMENT HOLDINGS LIMITED
ANASTA HOLDINGS LIMITED
SPORTSWEAR HOLDINGS LIMITED
WESTLEIGH LIMITED
FLAIR INVESTMENT HOLDINGS LIMITED
THOMAS J. HILFIGER
JOEL J. HOROWITZ

By: AIHL INVESTMENT HOLDINGS LIMITED

By: /s/ Silas K. F. Chou
Name:   Silas K. F. Chou
Title:  Chief Executive Officer and Director


* For each of the Filing
Persons pursuant to the
Joint Filing Agreement
dated September 7, 1998

Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of AIHL Investment Holdings Limited, are set forth below.



                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP

Silas K.F. Chou      CEO            Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation         Portugal
                     and Director   12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                    850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong
                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Lawrence S. Stroll   Chairman       Pepe Group Limited            Director and       Tommy Hilfiger Corporation         Canada
                     and Director   c/o Godley & Company          Executive          6/F, Precious Industrial Centre
                                    6 Park Lane                   Officer of the     Cheung Sha Wan, Kowloon
                                    Wembley                       Company            Hong Kong
                                    Middlesex, UK HA9 7RP

Thomas J. Hilfiger   Vice Chairman  Tommy Hilfiger U.S.A., Inc.   Director and       Tommy Hilfiger Corporation         United
                     and Director   485 Fifth Avenue              Executive          6/F, Precious Industrial Centre    States
                                    New York, NY 10017            Officer of the     Cheung Sha Wan, Kowloon
                                                                  Company            Hong Kong

Joel J. Horowitz     President      Tommy Hilfiger U.S.A., Inc.   Director and       Tommy Hilfiger Corporation         United
                     and Director   25 West 39th Street           Executive          6/F, Precious Industrial Centre    States
                                    New York, NY 10018            Officer of the     Cheung Sha Wan, Kowloon
                                                                  Company            Hong Kong


Lester M.Y. Ma*      Treasurer      Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.             Great
                                    12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Bldg.       Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Anasta Holdings Limited, are set forth below.




                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP
Gath A.T. Hewlett    Vice           Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                     President,        Management Company         Manager of            Management Company              Britain
                     Treasurer      Tropic Isle Building          Hamilton Trust     Tropic Isle Building
                     and Director   P.O. Box 438                  and Management     P.O. Box 438
                                    Road Town, Tortola            Company            Road Town, Tortola
                                    British Virgin Islands                           British Virgin Islands

Merthlyn Penn        Director       Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                                       Management Company         Manager of            Management Company              Britain
                                    Tropic Isle Building          Hamilton Trust     Tropic Isle Building
                                    P.O. Box 438                  and Management     P.O. Box 438
                                    Road Town, Tortola            Company            Road Town, Tortola
                                    British Virgin Islands                           British Virgin Islands

Linda Massac         President      Hamilton Trust and            Corporate          Hamilton Trust and                 Great
                     and Director      Management Company         Manager of            Management Company              Britain
                                    Tropic Isle Building          Hamilton Trust     Tropic Isle Building
                                    P.O. Box 438                  and Management     P.O. Box 438
                                    Road Town, Tortola            Company            Road Town, Tortola
                                    British Virgin Islands                           British Virgin Islands

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director and executive officer of Sportswear Holdings Limited, are set forth below.



                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS             OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP
Silas K.F. Chou      President,     Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation        Portugal
                     Treasurer      12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                     and Director   850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong

                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Lawrence S. Stroll   Vice           Pepe Group Limited            Director and       Tommy Hilfiger Corporation        Canada
                     President,     c/o Godley & Company          Executive          6/F, Precious Industrial Centre
                     Managing       6 Park Lane                   Officer of the     Cheung Sha Wan, Kowloon
                     Director and   Wembley                       Company            Hong Kong
                         Director Middlesex, UK HA9 7RP

Ronald K.Y. Chao*    Director       Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.            Great
                                    12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Bldg.      Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

Leo Stroll           Director       Tommy Hilfiger Canada         Director and       Tommy Hilfiger Canada Inc.        Canada
                                        Inc.                      Executive          7077, avenue du Parc
                                    7077, avenue du Parc          Officer of Tommy   Suite #502
                                    Suite #502                    Hilfiger Canada    Montreal, Quebec
                                    Montreal, Quebec              Inc.               Canada H3N 1X7
                                    Canada H3N 1X7




----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Westleigh Limited, are set forth below.



                                                                 PRESENT            ADDRESS OF BUSINESS
                                                                 PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS             OCCUPATION         OCCUPATION CONDUCTED                CITIZENSHIP
Kuang-Piu Chao       Director       12/F, Novel Industrial        Director and       12/F, Novel Industrial Building    China
                                        Building                  Executive          850-870 Lai Chi Kok Road
                                    850-870 Lai Chi Kok Road      Officer of Novel   Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Enterprises        Hong Kong
                                    Hong Kong                     Limited

Silas K.F. Chou      Director       Novel Enterprises Ltd.        Director and       Tommy Hilfiger Corporation         Portugal
                                    12/F, Novel Industrial Bldg.  Executive          6/F, Precious Industrial Centre
                                    850-870 Lai Chi Kok Road      Officer of the     Cheung Sha Wan, Kowloon
                                    Cheung Sha Wan, Kowloon       Company            Hong Kong
                                    Hong Kong

                                                                  Director and       Novel Enterprises Ltd.
                                                                  Executive          12/F, Novel Industrial Bldg.
                                                                  Officer of Novel   850-870 Lai Chi Kok Road
                                                                  Enterprises        Cheung Sha Wan, Kowloon
                                                                  Limited            Hong Kong

Ronald K.Y. Chao*    Director       Novel Enterprises Ltd.        Director and       Novel Enterprises Ltd.             Great
                                    12/F, Novel Industrial Bldg.  Executive          12/F, Novel Industrial Building    Britain (HK)
                                    850-870 Lai Chi Kok Road      Officer of Novel   850-870 Lai Chi Kok Road
                                    Cheung Sha Wan, Kowloon       Enterprises        Cheung Sha Wan, Kowloon
                                    Hong Kong                     Limited            Hong Kong

Susana Chou          Director       Avenida de Vendeslau de       Director and       Novel Enterprises Ltd.             Portugal
                                       Morais                     Executive          12/F, Novel Industrial Building
                                    No. 181-183 Edificio          Officer of         850-870 Lai Chi Kok Road
                                    Industrial Va                 Novel              Cheung Sha Wan, Kowloon
                                       Meng,                      Enterprises        Hong Kong
                                    1 Andar, Macau                Limited




----------
*   See Notes to Annex A

                  The name, title, business address, present principal occupation and the address of business in which the principal occupation is conducted, and citizenship of each director of Flair Investment Holdings Limited, are set forth below.



                                                                  PRESENT            ADDRESS OF BUSINESS
                                                                  PRINCIPAL          IN WHICH PRINCIPAL
NAME                 TITLE          BUSINESS ADDRESS              OCCUPATION         OCCUPATION CONDUCTED               CITIZENSHIP
Lawrence S. Stroll   Director       Pepe Group Limited            Director and       Tommy Hilfiger Corporation         Canada
                                    c/o Godley & Company          Executive          6/F, Precious Industrial Centre
                                    6 Park Lane                   Officer of the     Cheung Sha Wan, Kowloon
                                    Wembley                       Company            Hong Kong
                                    Middlesex, UK HA9 7RP

Jonathan Dudman      Director       IMG (Monaco)                  Officer of IMG     IMG (Monaco)                       Great
                                    Est-Ouest                     (Monaco)           Est-Ouest                          Britain
                                    24, Blvd. Princess Charlotte                     24, Blvd. Princess Charlotte
                                    Monte-Carlo                                      Monte-Carlo
                                    MC 98000 Monaco                                  MC 98000 Monaco

John Palliser*       Director       IMG (Monaco)                  Officer of IMG     IMG (Monaco)                       Great
                                    Est-Ouest                     (Monaco)           Est-Ouest                          Britain
                                    24, Blvd. Princess Charlotte                     24, Blvd. Princess Charlotte
                                    Monte-Carlo                                      Monte-Carlo
                                    MC 98000 Monaco                                  MC 98000 Monaco



----------
*   See Notes to Annex A

                                Notes to Annex A

1. Mr. Ma has the right to acquire beneficial ownership of 23,200 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

2. Mr. Chao has the right to acquire beneficial ownership of 9,600 Ordinary Shares pursuant to currently exercisable stock options previously granted to him under the Company's stock incentive plans.

          "Currently exercisable options" for the purposes of the above include options becoming vested and exercisable within 60 days from the date of this report.

3. Messrs. Dudman and Palliser may be deemed to beneficially own 8,000 Ordinary Shares held by various investment companies of which they serve as directors. In addition, Mr. Dudman directly beneficially owns 1,750 Ordinary Shares.